LINUX GOLD CORP.

240-11780 Hammersmith Way

Richmond, B.C.   V7A 5E9

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of

Linux Gold Corp. (the “Company”) will be held at The River Club, 11111 Horseshoe Way, Richmond British Columbia, on

Monday, the 4h day of January, 2010 at the hour of 9:00 a.m. (Vancouver time), for the following purposes:

1.

To receive the report of the directors;

2.

To  receive  the  audited  financial  statements  of  the  Company  for  the  year  ending  February  28,  2009  (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the auditors thereon;

3.

To determine the number of directors at four (4);

4.

To elect directors;

5.

To appoint auditors and to authorize the directors to fix their remuneration; and

6.

To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are a registered Shareholder of the Company and unable to attend the Meeting in person, please read, complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention:  Proxy Department

by 9:00 a.m. Vancouver time, on December 31, 2009 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or deliver it to the Chairman of the Meeting prior to the commencement of the Meeting or adjournment

thereof.   Please advise the Company of any change in your mailing address.

If  you  are  a  non-registered  shareholder  of  the  Company  and  received  this  Notice  of  Meeting  and  accompanying  materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan,

retirement income fund, education savings plan, tax free saving plan or other similar self-administered savings or investment plan  registered  under  the  Income  Tax  Act  (Canada),  or  a  nominee  of  any  of  the  foregoing  that  holds  your  security  on  your behalf, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

DATED at Vancouver, British Columbia on November 23, 2009.

By Order of the Board of Directors

“John Robertson”

John Robertson, President